NetWire LLC
Statement of Changes in Members' Equity
From June 22, 2022 (Inception) to June 30, 2022
(Unaudited)

	Common Units		Members' Contributions	Accumulated Deficit	Total Members' Equity
	Units	Amount			
Balance, June 22, 2022 (Inception)	-	$ -	$ -	$ (1,300,000)	$ (1,300,000)
Issuance of Common Units	10,000,000	-	-	-	-
Net income	-	-	-	-	-
Balance, June 30, 2022	10,000,000	$ -	$ -	$ (1,300,000)	$ (1,300,000)